Exhibit 99.1

OPERATING REVIEW AND FINANCIAL PROSPECTS FOR THE YEAR ENDED DECEMBER 31, 2003

OUR OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our Operating and Financial Review and Prospects, prepared as of March 12, 2004, is intended to assist in the understanding and assessment of the trends and significant changes in the results of operations and financial condition of ClearWave NV. Historical results may not indicate future performance. Our forward-looking statements are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. This review should be read in conjunction with our Consolidated Financial Statements and the accompanying notes. Additional information relative to the Company, including the Company's Form 20-F, is available through SEDAR at www.sedar.com.

OVERVIEW

We develop, acquire and operate wireless telecommunications networks in Central and Eastern Europe ("the Region"). We currently have two operating subsidiaries, MobiFon S.A. ("MobiFon") in Romania and Český Mobil a.s. ("Český Mobil") in the Czech Republic. As of December 31, 2003, we owned 100% of the equity and voting rights of MobiFon Holdings, which owned 57.7% of the equity and voting rights of MobiFon, our Romanian operating subsidiary. We also owned 24.2% and 50.8% of the equity and voting rights, respectively, of TIW Czech, which owned 96.3% of the equity and voting rights of Český Mobil, our Czech Republic operating subsidiary. MobiFon received its 900 MHz license in November 1996, launched commercial service in April 1997 and is currently the largest provider of cellular telecommunications in Romania. Český Mobil was awarded an 1800 MHz license in October 1999 and launched commercial service in March 2000 as the third licensed cellular telecommunications provider in the Czech Republic.

On February 13, 2001, a reorganization of our share capital took place, in which the 150,001 issued and outstanding shares of common stock were converted into 300,002 Class B Multiple Voting Shares and $21.5 million of share premium was converted into 45,868,498 Class A Subordinate Voting Shares and 37,930,948 Class B Multiple Voting Shares. In connection with TIW's February 14, 2001 public offering of units, we became a registrant with the Securities and Exchange Commission in the United States and with the Canadian securities commissions. The continuity of our number of shares throughout this operating and financial review and prospects and the consolidated financial statements reflects the attribution of the new capital structure adopted on February 13, 2001 as though it has always existed.

Since the inception of these operations, we have experienced significant growth and as at December 31, 2003, the cellular operations of MobiFon and Český Mobil together had 5,003,793 subscribers. Our operations' licenses entitle us to serve geographical areas that include approximately 31.9 million persons which, based on our percentage equity ownership in our operations, represents approximately 13.0 million persons, as of December 31, 2003. As a part of our development strategy, we selectively consider strategic opportunities in the wireless telecommunications industry on an ongoing basis, especially in Central and Eastern Europe, where we are already present. We define Central and Eastern Europe to include Bosnia-Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Poland, Romania, Serbia-Montenegro, Slovak Republic and Slovenia. At any time we may be engaged in various stages of discussion regarding potential development projects, mergers, acquisitions or divestitures.

MobiFon

Our wireless services in Romania are provided by MobiFon, which holds a license for national GSM-based cellular services. As of December 31, 2003, MobiFon was the market leader in Romania with an estimated 49.0% share of the cellular market and a total of 3,457,042 subscribers. Romania is the second largest market in Central and Eastern Europe with 22 million people and is currently a second wave EU accession candidate expected to join the EU in 2007. MobiFon and the mobile telephone industry continue to benefit from the country's economic growth as Romania steadily moves towards EU accession. According to the Economist Intelligence Unit, forecasted GDP growth for 2004 is estimated to be approximately 4.6% (actual GDP growth was 4.9% in 2002 and 5.7% in 2001) and inflation fell to approximately 15.4% (22.5% in 2002 and 34.5% in 2001). Consequently, Romania's currency, the Leu, has been stabilizing. Romania's sovereign debt is currently rated BB by Standard and Poors and Ba3 by Moody's compared to BB- and B1, respectively, as of December 31, 2002.

Mobile telephony penetration at the end of 2003 reached 32.6% or 7.1 million customers and the growth of penetration is expected to continue to drive MobiFon's growth. During the fourth quarter of 2003, the Romanian market as a whole reached record wireless service subscriber growth, growing by almost 961,000 subscribers. The total number of new mobile customers was 71% higher than in the third quarter of 2003 and 140% higher for the same period in 2002. This confirms the strong market growth, fuelled by an improved economic environment and stagnant fixed telephony penetration.

Our initial investment in Romania was made in November 1996 and commercial operations were launched in April 1997. Our equity interest in MobiFon increased from 54.7% to 58.9% in June 2000 and then to 63.5% in February 2001, following the sale by certain minority shareholders of their MobiFon shares to us. In March 2003, we sold a 5.9% equity interest in MobiFon, for aggregate cash consideration of $42.5 million, reducing our ultimate ownership in MobiFon to 57.7%. On February 10, 2004 MobiFon Holdings and TIW entered into a definitive agreement pursuant to which TIW will acquire, from a minority shareholder, 5.9% of MobiFon in exchange for the issuance of 12,971,119 of its common shares. Following the closing of the transaction as agreed, TIW will transfer the MobiFon shares to MobiFon Holdings which will increase its equity interest in MobiFon from 57.7% to 63.5%. In consideration for the MobiFon shares, MobiFon Holdings will issue subordinated debt and equity securities to TIW. The transaction is subject to other MobiFon shareholders' pro rata rights of first refusal which, if exercised, will reduce the actual number of shares to be acquired by the Company. At minimum, MobiFon Holdings will acquire a 3.6% interest in MobiFon. As part of the transaction, the selling minority shareholder of MobiFon who also has a minority position in TIW Czech, agreed to sell us some of its shares in TIW Czech**.**

Český Mobil

Český Mobil holds a license to provide GSM-based wireless services in the Czech Republic and launched commercial services in March 2000. As of December 31, 2003, we estimate that Český Mobil held a 16% share of the national cellular market and had a total of 1,546,751 subscribers. The Czech Republic has the second highest income per capita in Central and Eastern Europe. It is expected to join the European Union in May 2004 and enjoys a strong currency and robust economy with forecasted GDP growth in 2004 according to the Economist Intelligence Unit, of 4.0% compared to an estimated 2.9% in 2002 and actual GDP growth of 2.0% in 2002. The Czech Republic's sovereign debt also enjoys one of the highest credit ratings in Central and Eastern Europe with a Standard and Poor's rating of A- and a Moody's rating of A1.

Český Mobil is the third operator to enter the wireless telephone market in the Czech Republic and continues to grow market share at the expense of the two established incumbents, Eurotel and T-Mobile, which are estimated to have 44% and 40% of the market as of December 31, 2003 respectively. Year over year Český Mobil increased market share from 14% as of December 31, 2002 to 16% as of December 31, 2003.

The Czech mobile market continues to grow as penetration levels reached 95.2% as of December 31, 2003 or 9.7 million customers. This represents an increase of 12% year over year and 5.5% for the fourth quarter of 2003 over the fourth quarter of 2002. Despite penetration levels in the 90 percent range, the market potential for growth is expected to continue in part due to the increasing dual usage trend – estimated at 1.1 million users at the end of the fourth quarter of 2003. Continuing market churn, anticipated increases in dual usages, and the aggressive battle between all three operators is expected to result in continuing increases in market penetration for the foreseeable future.

TIW Czech's equity interest in Český Mobil increased from 94.1% to 95.5% at December 31, 2001 and then to 96.3% on January 17, 2003 as a result of the registration of the shares issued in the December 2001 and March and June 2002 calls for capital. TIW Czech was the only shareholder to have participated in these calls.

On October 6, 2003, a minority shareholder of Český Mobil gave notice of its intention to exercise its option to sell its 3.62% share in Český Mobil to TIW Czech at a price of approximately 600 million Czech Koruna, for which we entered into a foreign exchange hedge fixing the future cash obligation at $22.0 million. TIW Czech financed the acquisition during the first quarter of 2004 via shareholder contributions totalling $22.0 million, of which $16.7 million was made by minority shareholders of TIW Czech. This increased the interest of TIW Czech in Český Mobil to 99.9%.

As part of the February 10, 2004 agreement in which TIW will acquire MobiFon shares, the selling minority shareholder of MobiFon who also has a minority position in TIW Czech, will sell to the Company some of its shares in TIW Czech. The number of TIW Czech shares that we will acquire depends on the extent to which other MobiFon and TIW Czech shareholders exercise their respective rights of first refusal. If none of those rights of first refusal are exercised we will acquire a 2.9% equity interest in TIW Czech for a cash consideration which will be financed by cash on hand and advances from TIW. We would therefore increase our equity interest in TIW Czech from 24.2% to 27.1% upon the closing of the transaction.

Outstanding Share Data

The following represents all equity shares outstanding:

	Class "A" Subordinate Voting Shares	Class "B" Multiple Voting Shares	Total
As at February 27, 2004	45,868,498	38,230,950	84,099,448

There are no securities outstanding which are convertible, exercisable or exchangeable into Common Shares.

ACCOUNTING TREATMENT AND SIGNIFICANT ACCOUNTING POLICIES

Unless otherwise indicated, all financial data and discussion herein is based upon financial statements prepared in accordance with U.S. GAAP. For a discussion of the principal differences between U.S. GAAP and Canadian GAAP, see Note 16 to our Consolidated Financial Statements.

Foreign currencies

Our functional currency is the U.S. dollar. Transactions arising in currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate on the applicable transaction date. At the balance sheet date, monetary assets and liabilities denominated currencies other than U.S. dollars are translated at the year-end rates of exchange. The resulting translation gains or losses are recognized in the consolidated statements of income.

Results of operations from self-sustaining subsidiaries which report in currencies other than U.S. dollars are translated using the monthly average exchange rates, while assets and liabilities are translated using the exchange rate at each balance sheet date. The resulting exchange gains or losses are accumulated in the accumulated other comprehensive income account included as a component of shareholders' equity.

Romania had a highly inflationary economy until June 30, 2003 and, accordingly, the financial statements of MobiFon for periods prior to June 30, 2003 were re-measured using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currencies are translated into U.S. dollars at the prevailing year-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the monthly average exchange rates. Translation differences resulting from the use of these different rates are charged to income.

As of December 31, 2003, the cumulative inflation in Romania for the last three years was below 100% and, consequently, Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates. The U.S. dollar has been determined to continue to be MobiFon's functional currency.

Investments

In accordance with U.S. GAAP, we consolidate revenues and expenses of each subsidiary that we have the ability to control. In this regard, we consolidate the results of MobiFon and Český Mobil.

Revenue Recognition

Revenues from airtime and roaming, including those billed in advance, are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment, except for those included in a bundled package with airtime, which are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, we consider this arrangement as a revenue arrangement with multiple deliverables. Accordingly, the arrangement consideration is allocated among separate units of accounting based on their relative fair values. When prepaid telephone cards are sold to dealers, the revenue from the airtime is measured at the amount paid by the subscriber but such revenue is deferred until the airtime is actually used by the customer or the card expires. Commissions to dealers are classified within selling, general and administrative expenses.

Derivative Financial Instruments

Derivative financial instruments are presented at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is presented net of tax and minority interest, in other comprehensive income and is recognized in the income statement when the hedged item affects earnings. The ineffective portion of the change in the fair value of cash flow hedges is recognized in earnings. All of the Company's derivatives that are designated as hedges at December 31, 2003 and 2002 are designated as cash flow hedges.

Use of Estimates

The preparation of our consolidated financial statements in accordance with generally accepted accounting principles requires us to use estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Our business is capital intensive and property, plant and equipment and licenses had a carrying value as of December 31, 2003 of $1.2 billion. These long-lived assets are assessed for recoverability based on our business plans, which include key assumptions and estimates regarding, among other items, interest rates, growth of the economies in which we operate, the renewal of our licenses, local tax rates, technological changes, competition, foreign currency and wireless penetration rates. Changes in these key assumptions could have significant implications on our business plans.

When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, including property, plant and equipment and licenses, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of income and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets.

Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is tested for impairment annually or more often if events or changes in circumstances indicate that it might be impaired. The impairment test consists of a comparison of the fair value of the reporting unit to which goodwill is assigned with its carrying amount. Any impairment loss in the carrying amount compared with the fair value is charged to income in the year in which the loss is recognized.

We evaluate the credit-worthiness of customers in order to limit the amount of credit extended where appropriate and establish an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses.

Change in Accounting Policies

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. Under the new standard, goodwill is no longer amortized. Similar requirements were also issued in Canada under Section 3062 of the CICA Handbook. Effective January 1, 2002, the Company has adopted Statement 142 and applied its recommendations prospectively.

The following table reconciles the reported net income and adjusted net income excluding amortization of goodwill:

	2003	2002	2001
	$	$	$
Reported net income	46,786	13,287	7,335
Amortization of goodwill	—	—	2,607
Adjusted net income	46,786	13,287	9,942
Adjusted basic and diluted earnings per share	0.56	0.16	0.12

Effective January 1, 2001, the Company adopted SFAS 133, as amended by SFAS 137 and 138, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. In accordance with SFAS 133, hedges related to anticipated transactions are designated and documented at the inception of the respective hedge as cash flow hedges and evaluated for effectiveness quarterly. Under the new rules all derivative financial instruments are presented at their fair value, including those identified as hedges for accounting purposes. The change in the fair value of such derivatives is presented net of tax and minority interest, in other comprehensive income and is recognized in the income statement when the hedged item affects earnings. The implementation of these new rules has no impact on the determination of net income.

COMPOSITION OF OPERATING REVENUES AND EXPENSES

Operating revenues include service revenues, as well as equipment revenues. Service revenues primarily consist of variable airtime charges, in-bound interconnection charges and recurring fixed access charges. Also included in revenues are fixed wireless data and national and international voice transmission services that we offer to our corporate and government customer in Romania. Equipment revenues consist mainly of revenues from the sale of handsets. Also included in equipment revenue are rental revenues from equipment installed on customer premises in connection with our fixed wireless telecommunications services and revenues from fiber optic capacity leases in Romania   Handsets equipment sales are not fundamental to our business. Although limited as much as competitively possible, we generally offer handsets below cost, as an incentive for our customers to subscribe to our postpaid services, and these subsidies are accounted for as cost of revenues at the time of sale.

Our operations are capital intensive and our operating costs are composed of significant fixed costs with relatively low variable costs that are a function of the subscriber base level. Accordingly, subscriber growth is critical to the improvement of our results of operations.

Operating expenses include cost of revenues, selling, general and administrative expenses and depreciation and amortization expenses. Cost of revenues consists of fixed costs such as leased line charges, recurring spectrum fees, site rental and network maintenance, including overhead, as well as variable costs such as cost of equipment sold, roaming and interconnection charges. Selling, general and administrative expenses consist primarily of salaries, wages and related benefits for selling, general and administrative personnel, advertising, promotional expenses, distribution costs, dealer's commissions, bad debt, corporate business development and other overhead expenses. Depreciation and amortization expenses consist primarily of depreciation recorded for our wireless telecommunication networks, as well as amortization of definite life intangibles such as wireless telecommunication license costs.

We use the term operating income before depreciation and amortization ("OIBDA") and average revenue per user ("ARPU") which may not be comparable to similarly titled measures reported by other companies. We believe that OIBDA, referred to in our previous reporting as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We believe that ARPU provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes revenues from other cellular networks' customers roaming on our network. OIBDA and ARPU should not be considered in isolation or as alternatives measures of performance under GAAP. Average number of subscribers for the period is calculated as the average of each month's average number of subscribers. The following is a reconciliation of OIBDA and ARPU:

OIBDA

	For the years ended December 31, (in thousands of U.S.$)			Three months ended December 31, (in thousands of U.S.$)	
	2003 $	2002 $	2001 $	2003 $	2002 $
Operating income	174,005	95,349	21,254	42,935	21,359
Depreciation and amortization	204,645	154,286	120,353	53,380	44,205
OIBDA	378,650	249,635	141,607	96,315	65,564

	For the years ended December 31,			Three months ended December 31,	
	2003	2002	2001	2003	2002
		(in thousands of U.S.$)			
OIBDA					
MobiFon operating Income	170,737	144,627	108,645	41,057	34,522
MobiFon depreciation and amortization	110,458	86,919	77,791	26,537	24,185
MobiFon OIBDA	281,195	231,546	186,436	67,594	58,707
Český operating income (loss)	9,157	(47,172)	(84,116)	4,759	(12,730)
Česky depreciation and amortization	94,187	67,367	42,562	26,843	20,020
Česky OIBDA	103,344	20,195	(41,554)	31,602	7,290
Corporate and other operating loss	(5,889)	(2,106)	(3,275)	(2,881)	(433)
Corporate and other depreciation and amortization	—	—	—	—	—
Corporate and other OIBDA	(5,889)	(2,106)	(3,275)	(2,881)	(433)
Consolidated operating income	174,005	95,349	21,254	42,935	21,359
Consolidated depreciation and amortization	204,645	154,286	120,353	53,380	44,205
Consolidated OIBDA	378,650	249,635	141,607	96,315	65,564

ARPU

	MobiFon				
	Three months ended December 31,		Twelve months ended December 31,		
	2003	2002	**2003**	2002	2001
Service revenues for the periods *(in thousands of U.S.$)*	**145,146**	114,057	**529,520**	425,567	359,868
Average number of subscribers for the period *(in millions)*	**3.21**	2.55	**2.84**	2.32	1.49
Average monthly service revenue per subscriber for the period *(in U.S.$)*	**15.07**	14.92	**15.52**	15.27	20.10
Less: impact of excluding in roaming and miscellaneous revenue (in U.S.$)	**(1.13)**	(1.09)	**(1.17)**	(1.08)	(1.57)
ARPU (in U.S.$)	**13.94**	13.83	**14.35**	14.19	18.53

	Český Mobil				
	Three months ended December 31,		Twelve months ended December 31,		
	2003	2002	**2003**	2002	2001
Service revenues for the periods *(in thousands of U.S.$)*	**114,221**	68,268	**385,388**	227,342	125,928
Average number of subscribers for the period *(in millions)*	**1.49**	1.16	**1.35**	1.06	0.55
Average monthly service revenue per subscriber for the period *(in U.S.$)*	**25.51**	19.62	**23.79**	17.87	19.11
Less: impact of excluding in roaming and miscellaneous revenue (in U.S.$)	**(0.81)**	(0.66)	**(0.84)**	(0.67)	(0.90)
ARPU (in U.S.$)	**24.70**	18.96	**22.95**	17.20	18.21

RESULTS OF OPERATIONS AND SELECTED FINANCIAL DATA

Summary of Quarterly Results

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter's operating results are not necessarily indicative of what a subsequent quarter's operating results will be. In particular, this seasonality generally results in relatively lower fourth quarter operating profits due primarily to increased marketing and promotional expenditures and relatively higher levels of subscriber additions, resulting in higher subscriber acquisition and activation-related expenses. Seasonal fluctuation also typically occurs in the third quarter of each year because higher usage and roaming as a result of the summer holidays result in higher network revenue and operating profit. Significant unusual gains and losses are included in our quarterly income and are discussed in our discussion of the results of operations for the years presented below.

	Q4 2003 $	Q3 2003 $	Q2 2003 $	Q1 2003 $
(in thousands of U.S. $, except per share data)				
Revenues	277,787	257,217	232,163	199,918
Net income	1,504	5,734	13,220	26,328
Basic and diluted earnings per share	0.02	0.07	0.16	0.31

(in thousands of U.S. $, except per share data)	Q4 2002 $	Q3 2002 $	Q2 2002 $	Q1 2002 $
Revenues	196,461	185,209	165,982	146,801
Net income	4,387	1,363	5,441	2,096
Basic and diluted earnings per share	0.05	0.02	0.06	0.02

Summary of Annual and Fourth Quarter Results

The following tables and discussions compare the results of operations for the fourth quarter ended December 31, 2003 and December 31, 2002 as well as for the years ended December 31, 2003, December 31, 2002 and December 31, 2001.

	Years Ended December 31,			Three months ended December 31,	
(in thousands of U.S. $, except per share data)	2003 $	2002 $	2001 $	2003 $	2002 $
				Unaudited	
Revenues					
Services	914,908	652,909	485,796	259,367	182,325
Equipment	52,177	41,545	30,512	18,420	14,137
Total revenues	967,085	694,454	516,308	277,787	196,462
Cost of services	268,208	204,203	167,110	73,695	60,224
Cost of equipment	89,354	64,754	49,559	35,231	22,830
Selling, general and administrative expenses	230,873	175,862	158,032	72,546	47,844
Depreciation and amortization	204,645	154,286	120,353	53,380	44,205
Operating income	174,005	95,349	21,254	42,935	21,359
Interest expense	(80,363)	(71,786)	(66,703)	(22,945)	(18,284)
Interest and other income	1,963	1,921	3,951	665	914
Foreign exchange gain (loss)	3,527	2,109	2,939	591	(4,478)
Gain on disposal of investments	19,821	—	—	—	—
Loss on extinguishment of debt	—	(10,100)	—	—	—
Income taxes	(49,910)	(32,273)	—	(14,125)	(6,126)
Minority interests	(22,257)	28,067	45,894	(5,617)	11,002
Net income	46,786	13,287	7,335	1,504	4,387
Basic and diluted earnings per share	0.56	0.16	0.09	0.02	0.05
Total assets as at December 31,	1,626,570	1,327,202	1,192,116		
Total long-term financial liabilities as at December 31	1,094,655	784,732	610,355		

YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

Revenues increased to $967.1 million in 2003 from $694.5 million in 2002 and consisted of MobiFon's revenues of $558.1 million and Český Mobil's revenues of $409.0 million. MobiFon's continued growth contributed $111.3 million and Český Mobil contributed $161.4 million of the increase of which $38.1 million was related to the appreciation of the Koruna.

Total operating expenses before depreciation and amortization increased to $588.4 million in 2003 from $444.8 million in 2002. Included in total operating expenses before depreciation and amortization is cost of revenues, which increased to $357.6 million from $269.0 million due to increased costs of $37.4 million and $51.2 million in the Czech Republic and Romania, respectively, incurred in support of their revenue increase. Selling, general and administrative expenses increased to $230.9 million in 2003 compared to $175.9 million in 2002. MobiFon and Český Mobil accounted for $24.2 million and $27.0 of the increase, respectively, and for both operations, the increase was in support of their growth. In the case of Český Mobil, the increase also reflects $12.7 million of foreign currency appreciation. As a result of the above, OIBDA increased 51.7% to $378.7 million for 2003 compared to $249.6 million for 2002 and represents 41.4% and 38.2% as a percent of 2003 and 2002 service revenue, respectively.

Depreciation and amortization increased to $204.6 million in 2003 from $154.3 million in 2002, an increase of $50.3 million. Romania accounted for $23.5 million of the increase and the Czech Republic accounted for $26.8 million, a higher tangible asset base was a contributing factor in both countries. Furthermore, during the year we undertook a review of the remaining useful lives of certain of our property, plant and equipment based on the current and expected future technical condition and utility of these assets. As a result, we changed the estimated useful lives of certain of these assets, which resulted in an increase in depreciation expense in 2003 of approximately $21.5 million [$3.0 million in 2002]. Included in these amounts are asset writedowns amounting to $6.7 million [$1.6 million in 2002] for property, plant and equipment, the majority of which have already been removed from service.

Interest expense increased by $8.6 million to $80.4 million in 2003, reflecting the increase in interest costs at the corporate level due to the issuance of Senior Notes at MobiFon Holdings and increased costs at Český Mobil primarily as a result of foreign currency appreciation, partially offset by decreased interest costs at MobiFon due to lower effective rates.   The foreign exchange gain was $3.6 million in 2003, compared to $2.1 million in 2002. The 2003 gain is represented by gains in Český Mobil of $0.9 million, which primarily related to the appreciation of the Czech Koruna over the Euro, $2.1 million at MobiFon and $0.6 million at the corporate level mainly resulting from the weakening of the U.S. dollar relative to the Romanian Leu.

The 2003 results include a gain on sale of investment of $19.8 million related to the March 2003 disposal of 5.9% of MobiFon.

The income tax expense of $49.9 million relates to MobiFon which has generated net income. We had available, as at December 31, 2003, net operating loss carryforwards in the amount of $116.1 million related to Český Mobil which consists of $35.1 million, $76.6 million and $4.4 million expiring in 2006, 2007 and 2008, respectively. We may be limited in our ability to use these loss carryforwards in any one year due to the uncertainty of generating sufficient taxable income and, as a result, the related future tax asset has been fully provided for by a valuation allowance.

Our income allocated to minority interests amounted to $22.3 million in 2003, compared to losses allocated in 2002 of $28.1 million. The 2003 minority interest is composed of the share of earnings attributed to minority interests in MobiFon of $42.2 million partly offset by the share of losses of subsidiaries attributed to minority interests in TIW Czech of $19.9 million.

As a result of the foregoing, net income for the year ended December 31, 2003 was $46.8 million compared to $13.3 million in 2002, and the corresponding basic and diluted earnings per share was $0.56 compared to $0.16 for 2002 based in both years on average shares outstanding of 84.1 million. Furthermore, the 2002 results also include a loss on debt extinguishment which relates to MobiFon's refinancing of its long-term facility and consists of unamortized deferred financing costs in the amount of $5.2 million and additional interest paid and cancellation fees totalling $4.9 million.

THREE MONTHS ENDED DECEMBER 31, 2003
COMPARED TO THE THREE MONTHS ENDED DECEMBER 31, 2002

Our revenues increased to $277.8 million for the three months ended December 31, 2003 from $196.5 million for the three months ended December 31, 2002, reflecting continued subscriber growth, increases in ARPU, and a positive impact from the appreciation of the Czech Koruna against the dollar. During this typically strong subscriber growth quarter due to the Christmas season, we added 624,688 net additional subscribers for the three months ended December 31, 2003 compared to 220,000 net additional subscribers during the same period of 2002. These subscriber additions represented 48.8% and 22.2% of the total net subscriber additions for 2003 and 2002, respectively. We had 5,003,793 subscribers as at December 31, 2003, compared to 3,814,960 subscribers at December 31, 2002, an increase of 32.6%.

Cost of service revenues increased to $73.7 million for the three months ended December 31, 2003 from $60.2 million for the three months ended December 31, 2002 in support of the growth at MobiFon and Český Mobil. Selling, general and administrative expenses increased to $72.5 million for the three months ended December 31, 2003, compared to $47.8 million for the three months ended December 31, 2002; however as a percent of service revenues, these expenses remained relatively stable at 28.0% of service revenues, compared to 26.2% for the corresponding period in 2002. These selling, general and administrative expenses increased 51.6% in the fourth quarter of 2003 primarily in support of the strong fourth quarter subscriber growth and related Christmas promotions. Our OIBDA increased 46.9% to $96.3 million, or 37.1% of service revenue for the fourth quarter of 2003, compared to $65.6 million, or 36.0% of service revenue, for the same period last year.

Depreciation and amortization increased to $53.4 million for the three months ended December 31, 2003 from $44.2 million for the same period of 2002, due primarily to a higher tangible asset base and to the shortening of estimated lives on certain assets.

Operating income rose 101.0% to $42.9 million for the three months ended December 31, 2003, compared to $21.4 million for the same period of 2002.

Total interest expense increased by $4.7 million to $22.9 million for the three months ended December 31, 2003, as a result of higher indebtedness at the corporate level. Higher net income before taxes at MobiFon was the primary cause of a $8.0 million increase in income tax expense for the three months ended December 31, 2003 and better overall results at both MobiFon and Český Mobil caused a $16.6 million increase in the share of earnings allocated to minority interests

As a result of the foregoing, net income for the three months ended December 31, 2003 was $1.5 million, compared to $4.4 million for the same period of 2002.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

Revenues increased to $694.5 million in 2002 from $516.3 million in 2001. MobiFon's continued growth contributed $74.4 million and Český Mobil contributed $103.7 million of the increase.

Total operating expenses increased to $599.1 million in 2002 from $495.1 million in 2001. Included in total operating expenses are cost of revenues, which increased to $269.0 million from $216.7 million due to cost of service increases of $28.7 million and $23.5 million in the Czech Republic and Romania, respectively, incurred in support of their revenue increases. Selling, general and administrative expenses increased by 11.3% to $175.9 million in 2002 compared to $158.0 million in 2001, in support of a 34.5% revenue increase. Operations in the Czech Republic and in Romania contributed $13.2 million and $5.8 million, respectively, of this expense increase. As a result of the above, OIBDA increased 76.3% to $249.6 million for 2002 compared to $141.6 million for 2001 and represents 38.2% and 29.1% as a percent of 2002 and 2001 service revenues, respectively.

Depreciation and amortization increased to $154.3 million in 2002 from $120.4 million in 2001, an increase of $33.9 million. A higher tangible asset base in Romania and in the Czech Republic contributed $9.1 million and $24.8 million to such increase, respectively.

Interest expense increased by $5.1 million to $71.8 million in 2002 mainly reflecting the increased costs at Český Mobil as a result of its drawings on its syndicated credit facility. The foreign exchange gain was $2.1 million in 2002, compared to $2.9 million in 2001. The 2002 gain is represented by gains in Český Mobil of $4.0 million which primarily related to the appreciation of the Czech Koruna over the Euro, partially offset by a $1.9 million loss realized by MobiFon.

The loss on debt extinguishment relates to MobiFon's refinancing of its long-term facility and consists of unamortized deferred financing costs in the amount of $5.2 million and additional interest paid and cancellation fees totalling $4.9 million. The income tax expense of $32.3 million relates to MobiFon which has generated net income and has utilized all its net operating loss carryforwards. Our share of losses allocated to minority interests amounted to $28.1 million in 2002, compared to $45.9 million in 2001. The 2002 minority interests is composed of the share of Český Mobil's losses attributed to minority interests in TIW Czech of $57.0 million, partly offset by the share of earnings attributed to minority interests in MobiFon of $28.9 million. The 2001 minority interests is composed of the share of losses of subsidiaries attributed to minority interests in TIW Czech of $73.3 million, partly offset by the share of earnings attributed to minority interests in MobiFon of $27.4 million.

As a result of the foregoing, net income for the year ended December 31, 2002 was $13.3 million compared to $7.3 million in 2001, and the corresponding basic and diluted earnings per share was $0.16, compared to $0.09 for 2001, based on average shares outstanding of 84.1 million in each of the periods.

MOBIFON

For the years ended December 31,	**2003**	**2002**	**2001**
(in thousands of U.S. $)	**$**	**$**	**$**
Revenues			
Services	529,520	425,567	359,868
Equipment	28,531	21,214	12,475
	558,051	446,781	372,343
Cost of services	104,714	81,462	69,835
Cost of equipment	53,301	39,160	27,236
Selling, general and administrative expenses	118,841	94,613	88,836
Operating income before depreciation and amortization	281,195	231,546	186,436
Depreciation and amortization	110,458	86,919	77,791
Operating income	170,737	144,627	108,645

YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

MobiFon's service revenues increased to $529.5 million in 2003 from $425.6 million in 2002, reflecting the continued subscriber growth. MobiFon added 821,800 cellular subscribers compared to 631,600 in 2002 to reach 3,457,042 subscribers as at December 31, 2003 compared to 2,635,208 at the end of 2002. ARPU was $14.35 for the twelve months ended December 31, 2003 compared to $14.19 in 2002. MobiFon achieved record subscriber growth during the fourth quarter. Its focus continues to be on postpaid and high value business customers. The postpaid subscribers at the end of December 31, 2003 were 1,294,238 compared to 941,221 at December 31, 2002, resulting in postpaid subscribers as a percentage of total subscribers at December 31, 2003 of 37.4% as compared to 35.7% as at December 31, 2002. As the telecommunication market penetration increases in Romania, there is a risk of ARPU erosion as new subscribers typically have lower usage. We expect the offering of value added services and continued focus on higher end postpaid and business subscribers to partially offset this effect.

Cost of service revenues increased as a percentage of service revenues to 19.8% in 2003 compared to 19.1% in 2002 and was $104.7 million in 2003 compared to $81.5 million in 2002. The increase was largely due to higher site costs as a result of a greater number of sites on air and higher interconnection and roaming costs due to increased traffic and costs associated with the leasing of fiber optic capacity. The costs of equipment continue to exceed associated equipment revenues, consistent with our policy to sell equipment at prices that will attract new postpaid subscribers.

Selling, general and administrative expenses increased to $118.8 million in 2003 compared to $94.6 million in the previous year or 22.4% of service revenue compared to 22.2% of service revenues for 2002. The higher expenses mainly reflect higher subscriber acquisition costs due to greater new subscriber additions especially in the postpaid segment.

MobiFon's OIBDA increased 21.5% to $281.2 million as compared to $231.5 million for the prior year. As a percentage of service revenues, OIBDA was 53.1% in 2003 compared to 54.4% in 2002. Although MobiFon's OIBDA as a percentage of service revenues is not expected to increase above the level achieved in 2003 we expect MobiFon to maintain margins stemming from its large proportion of on-network traffic for which there are no interconnection costs, its low reliance on third parties to provide backbone capacity and its low cost of acquiring new subscribers as it minimizes handset subsidies.

Depreciation and amortization increased to $110.5 million in 2003 from $86.9 million in 2002. The increase was primarily due to a change in estimated useful lives of certain assets and a higher tangible asset base. As a result of the foregoing, the operating income increased to $170.7 million in 2003 from $144.6 million in 2002.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

MobiFon's service revenues increased to $425.6 million in 2002 from $359.9 million in 2001, reflecting the continued subscriber growth. MobiFon added 631,600 wireless subscribers in 2002, compared to 831,800 in 2001 to reach 2,635,200 subscribers at the end of 2002 compared to 2,003,600 at the end of 2001. ARPU was $14.19 for the twelve months ended December 31, 2002 compared to $18.53 in 2001 largely as a result of acquiring lower usage customers during 2002.

Cost of service revenues decreased as a percentage of service revenues to 19.1% in 2002 compared to 19.4% in 2001 and was $81.5 million in 2002 compared to $69.8 million in 2001. The decrease as a percentage of service revenues was largely attributable to a lower proportion of interconnection costs associated with higher on network calling. The cost of equipment continues to exceed associated equipment revenues, consistent with our policy to sell equipment at prices that will attract new postpaid subscribers.

Selling, general and administrative expenses increased to $94.6 million in 2002 compared to $88.8 million in 2001. However, as a percent of service revenue, selling general and administrative expenses decreased to 22.2% for 2002 compared to 24.7% for 2001 as a result of both the continued success from the implementation of a cost control program in 2001 and more rigorous credit policies which reduced bad debt expense to 2.0% as a percent of billable service revenues as compared to 3.7% in 2001. MobiFon's OIBDA increased to $231.5 million in 2002 from $186.4 million in 2001 due to the above factors.

Depreciation and amortization increased to $86.9 million in 2002 from $77.8 million the previous year as a result of network expansion in Romania during 2002 and 2001 and due to the shortening of estimated lives on certain assets in the fourth quarter of 2002. As a result of the foregoing, the operating income increased to $144.6 million in 2002 from $108.6 million in 2001.

ČESKÝ MOBIL

For the years ended December 31, *(in thousands of U.S. $)*	**2003** **$**	**2002** **$**	**2001** **$**
Revenues			
Services	385,388	227,342	125,928
Equipment	23,646	20,331	18,037
	409,034	247,673	143,965
Cost of services	163,494	122,741	97,275
Cost of equipment	36,053	25,594	22,323
Selling, general and administrative expenses	106,143	79,143	65,921
Operating income (loss) before depreciation and amortization	103,344	20,195	(41,554)
Depreciation and amortization	94,187	67,367	42,562
Operating income (loss)	9,157	(47,172)	(84,116)

YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

Český Mobil's service revenues increased to $385.4 million in 2003 from $227.3 million in 2002, reflecting continued subscriber growth, the company's focus on postpaid subscriber growth and the effect of the appreciation of the Koruna versus the U.S. dollar. The focus on postpaid subscribers is reflected in postpaid subscribers as a percentage of total subscribers of 42.5% as of December 31, 2003 compared to 35.6% as of December 31, 2002. The results of this strategy as well as the appreciation of the Koruna is also reflected in ARPU which for the year ended December 31, 2003 was $22.95 as compared to $17.20 for the year ended December 31, 2002. Foreign exchange appreciation accounted for $2.65 of this increase in ARPU. Český Mobil added 367,000 net subscribers in 2003, compared to 321,400 in 2002, to reach 1,546,751 subscribers as at December 31, 2003 compared to 1,179,752 at the end of 2002.

Effective January 2004, the Value Added Tax ("VAT") for telecommunications services went from the 5% to the 22% category. This amendment is one in a series related to public-finance reform and part of the government's effort to combat the state's public deficit. The reforms also call for a decrease in the corporate income tax rate, from 31% in 2003 to 24% by 2006. Significant effort throughout the entire organization was invested in adapting Oskar's service portfolio for this VAT change and management continues to evaluate the possible impact of this new regulation on future operational results. In recent days, the Czech government proposed the introduction of legislation to reduce the 22% VAT to 19% in the second quarter of 2004.

Cost of service revenues increased by 33.2% to $163.5 million in 2003 compared to $122.7 million in 2002 in support of the 69.5% increase in service revenues, but decreased as a percentage of services revenues to 42.4% in 2003 compared to 54.0% in 2002 reflecting economies of scale as fixed costs are spread over a larger subscriber base and the effect of a $9.0 million reduction in estimated interconnection costs, of which approximately $6.0 million related to 2002. Cost of equipment continued to be higher than associated revenues, consistent with our policy to sell equipment at prices that will attract new subscribers.

Selling, general and administrative expenses increased by 34.1% to $106.1 million as a result of the 31.0% subscriber growth in 2003, the effect of the appreciation of the Koruna and Český Mobil's focus on postpaid subscribers. Český Mobil's OIBDA increased to $103.3 million in 2003 from $20.2 million in 2002, due primarily to revenue increases from subscriber growth coupled with economies of scale and tight controls over operating costs which constrained operating cost increases. Operating income before depreciation and amortization as a percentage of service revenues has increased to 26.8% in 2003 compared to 8.9% in 2002. As Český Mobil continues to grow and more economies of scale are attained, we expect such margins to increase.

Depreciation and amortization increased to $94.2 million in 2003 from $67.4 million in 2002. The increase was primarily due to a change in estimated useful lives of certain assets and a higher tangible asset base. As a result of the foregoing, Český Mobil generated operating income of $9.2 million in 2003 compared to an operating loss of $47.2 million in 2002.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

Český Mobil's service revenues increased to $227.3 million in 2002 from $125.9 million in 2001, reflecting continued subscriber growth and the effect of the appreciation of the Koruna versus the U.S. dollar. Český Mobil added 321,400 net cellular subscribers, compared to 556,700 in 2001, to reach 1,179,800 subscribers at the end of 2002 compared to 858,400 at the end of 2001. ARPU was $17.20 for the twelve months ended December 31, 2002 compared to $18.21 in 2001 largely as a result of lower usage customers acquired during 2002.

Cost of service revenues increased by 26.2% to $122.7 million in 2002 compared to $97.3 million in 2001 in support of the 80.5% increase in service revenues. Cost of equipment continued to be greater than associated revenues consistent with our practice to sell equipment at prices to attract new subscribers.

Selling, general and administrative expenses increased by 20.1% to $79.1 million due to 37.4% subscriber growth in 2002. Český Mobil's OIBDA increased to $20.2 million in 2002 from loss from operating income before depreciation and amortization of $41.6 million in 2001 due primarily to revenue increases from subscriber growth coupled with economies of scale and tight controls over operating costs which constrained operating costs increases.

Depreciation and amortization increased to $67.4 million in 2002 from $42.6 million the previous year as a result of network expansion during 2002. As a result of the foregoing, the operating loss decreased to $47.2 million in 2002 from $84.1 million in 2001.

LIQUIDITY AND CAPITAL RESOURCES

The following table is a summary of our consolidated cash flows for the years ended December 31, 2003, 2002, and 2001.

Cash Flow Data

For the years ended December 31, *(in thousands of U.S. $)*	2003 $	2002 $	2001 $
Cash provided by operating activities	270,835	152,778	54,158
Cash used in investing activities	(146,830)	(242,893)	(309,563)
	124,005	(90,115)	(255,405)
Cash provided by financing activities	10,332	80,795	189,786
Net effect of exchange rate translation on cash and cash equivalents	5,722	721	(628)
Increase (decrease) in cash and cash equivalents	140,059	(8,599)	(66,247)
Cash and cash equivalents, beginning of period	46,383	54,982	121,229
Cash and cash equivalents, end of period	186,442	46,383	54,982

YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

For the year ended December 31, 2003, operating activities provided cash of $270.8 million compared to $152.8 million for the same period last year. The increase year-over-year is mainly explained by the $129.1 million increase in the 2003 operating income before non-cash items, such as depreciation and amortization, over the corresponding periods in 2002, partially offset by higher taxes paid by MobiFon in 2003.

Investing activities used cash of $146.8 million for the year ended December 31, 2003, essentially for the expansion of wireless networks in Romania and the Czech Republic, offset by the $41.5 million net proceeds from the sale of a 5.9% interest in MobiFon in March of 2003. This compares to cash used in investing activities of $242.9 million for the year ended December 31, 2002. MobiFon's and Český Mobil's capital expenditures utilized cash of $107.7 million and $80.6 million for 2003, respectively and $100.3 million and $142.6 million for 2002, respectively.

For the year ended December 31, 2003, financing provided cash of $10.3 million and consisted of $18.9 million received from the issuance of subsidiaries' shares to minority interests, $317.1 million proceeds from debt issuance in MobiFon Holdings, less $13.2 million in financing costs incurred and $28.1 million in additions to restricted short term investments, $54.1 million distributed to minority shareholders of MobiFon, $142.1 million of dividends distributed to shareholders, $88.1 million representing a full repayment of demand notes due to TIW. For the year ended 2002, cash provided by financing activities was $80.8 million, mainly as a result of subsidiary's shares issued to minority interests and net borrowings of debt of $29.9 million and $83.1 million, respectively, partially offset by subsidiary's distributions paid to minority interests of $10.8 million, financing costs of $8.6 million and by the $12.8 million in net repayments of advances to our parent.

Cash and cash equivalents, including restricted short-term investments of $28.1 million at MobiFon Holdings as of December 31, 2003, totalled $214.6 million, including $15.4 million at ClearWave and $45.0 million at MobiFon Holdings. As of December 31, 2003, total consolidated indebtedness was $1.1 billion, of which $220.1 million, representing Notes issued by MobiFon Holdings, was at the corporate level, $312.7 million at MobiFon and $587.2 million at Český Mobil.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

For the year ended December 31, 2002, operating activities provided cash of $152.8 million compared to $54.2 million for the same period last year. The year-over-year increase is mainly explained by the $108.0 million increase in OIBDA. Furthermore, results for 2001 include a significant increase in working capital mainly related to Český Mobil.

Investing activities used cash of $242.9 million for the year ended December 31, 2002, essentially for the expansion of cellular networks in Romania and the Czech Republic. This compares to cash used in investing activities of $309.6 million for the year ended December 31, 2001. MobiFon's and Český Mobil's operations utilized cash of $100.3 million and $142.6 million, respectively, for 2002 capital expenditures.

Financing activities generated cash of $80.8 million for the year ended December 31, 2002. This is mainly explained by subsidiary's shares issued to minority interests and net borrowings of debt of $29.9 million and $83.1 million, respectively, partially offset by subsidiary's distributions paid to minority interests of $10.8 million, financing costs of $8.6 million and by the $12.8 million in net repayments of advances to our parent. For the year ended December 31, 2001, financing activities generated cash of $189.8 million. We borrowed $114.1 under our long-term debt facilities, and received $65.8 million in proceeds from investees' shares issued to minority shareholders and $35.6 million in net advances from our parent. These sources of funds were offset by a $25.7 million repayment of long-term debt.

Cash and cash equivalents as of December 31, 2002 totalled $46.4 million, including $1.2 million at the corporate level. As of December 31, 2002, total consolidated indebtedness was $828.4 million which included third party debt of $267.7 million and $470.2 (in TIW) million at MobiFon and Český Mobil, respectively, and $90.4 million of amounts due to TIW and its affiliates, primarily at the corporate level.

SOURCES OF FINANCING

At the corporate level, as at December 31, 2003, we had cash and cash equivalents of $32.3 million and restricted short-term investments of $28.1 million and we had total debt of $220.1 million, consisting of the 12.5% MobiFon Holdings Senior Notes due 2010. The following is a summary discussion of financing activities conducted at the corporate level.

Prior to 2002, substantially all of our cash requirements at the corporate level were met by the proceeds from invested capital and other cash advances from TIW and its affiliates.

During 2002, MobiFon approved aggregate distributions of $66.3 million, consisting of dividends of $27.5 million and share repurchases of $38.8 million. We received $42.0 million of these distributions in 2002 and utilized a portion of such proceeds to repay some of the advances from our parent and accrued interest thereon. On October 30, 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase of which $24.6 million was paid to us during 2002. In April 2003, MobiFon declared and paid a dividend of Lei 1,974 trillion [$59.1 million] of which we received $33.5 million. Furthermore, in October 2003, the shareholders of MobiFon distributed $35.7 million by means of a par value reduction, of which we received $20.6 million

In March 2003, we sold a 5.9% equity interest in MobiFon for a total cash consideration of $42.5 million.

On June 27, 2003, MobiFon Holdings, a wholly owned subsidiary which holds our investment in MobiFon, closed a $225 million issue of 12.5% Senior Notes, by way of private placement. The 12.5% Senior Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds to MobiFon Holdings from the offering, after deducting issuance expenses, were $210.0 million of which $28.1 million, representing approximately two interest payments, was used to establish a debt service reserve account for the benefit of the noteholders, which has been reflected as restricted short-term investments on the balance sheet and $182.5 million was distributed to us. We utilized a portion of the proceeds to fully repay the demand notes to TIW and made distributions to shareholders in the aggregate amount of $142.1 million. The restricted short-term investment consists of term deposits and highly liquid debt instruments purchased with a maturity of greater than three months and less than six months. As at December 31, 2003, the interest rate on these short-term investments is 1.1%.

The 12.5% Senior Notes mature on July 31, 2010. Interest on the notes accrues at the rate at 12.5% per annum commencing on June 27, 2003 and will be payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The 12.5% Senior Notes are unsecured, except to the extent of a security interest in the debt service reserve account and will rank senior in right of payment to the MobiFon Holdings' future subordinated indebtedness and pari passu in right of payment with all of MobiFon Holding's existing and future unsecured senior indebtedness. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, MobiFon Holdings has an obligation to offer to purchase a portion of the 12.5% Senior Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The indenture governing the 12.5% Senior Notes, contains customary negative covenants which among other things, limit the ability of MobiFon Holdings and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, MobiFon Holdings will not be permitted to engage in activities other than holding its equity interests in MobiFon nor to reduce its ownership in MobiFon to below 50.1%. Furthermore, MobiFon Holdings will not be permitted to incur indebtedness in excess of the lower of $360 million or two times the last twelve months' OIBDA. On November 17, 2003, the notes were exchanged for substantially identical notes registered under the United States Securities Act. During the year ended December 31, 2003, financing costs in the amount of $9.8 million relating to the issuance of the 12.5% Senior Notes were deferred.

MobiFon

MobiFon's cash requirements as of December 31, 2003 have been met by borrowings under its bank facilities and capital leases, of $300.0 million and $12.7 million, respectively, equity contributions of $270.6 million, of which $161.0 million has been returned by way of dividends and returns of capital and by cash generated from its operations.

On August 27, 2002, MobiFon closed a $300 million senior loan facility. The facility is fully drawn as of December 31, 2003 and the loans outstanding are repayable in quarterly instalments starting in January 2004 and maturing in October 2008. The interest rate on the loans is LIBOR plus 3.5% up to December 31, 2003. Thereafter, the interest rate will range from LIBOR plus 2.5% to LIBOR plus 4.0% depending on certain financial ratios. As permitted by the loan agreement, the LIBOR portion of the interest rates on $99.4 million has been fixed at rates ranging from 3.64% to 3.20%.

The term of the facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. Under an unanimous security agreement all of the shareholders of MobiFon, including us have encumbered our shares by way of pledge in favour of MobiFon's lenders. The facility is also secured by substantially all of the assets of MobiFon.

MobiFon entered into interest rate swap arrangements on notional principal amounts of $100 million and $30 million whereby the LIBOR portion of the interest on the related loans principal has been effectively fixed at 3.6% and 3.7%, respectively. The weighted average effective interest rate on the loans outstanding on this facility at December 31, 2003 was 6.6% [6.9% in 2002].

MobiFon also has available $20.0 million of uncommitted operating capital. MobiFon's $9.0 million overdraft facility, which permits up to $10.0 million in issuance of letters of guarantee to third parties, can be drawn in U.S. dollars bearing interest of LIBOR plus 1.5% per annum or in Romanian Lei bearing interest at the rate of the bank's cost of funds plus 5% per annum. As of December 31, 2003 and December 31, 2002, there were no outstanding borrowings under any of the facilities; however, bank guarantees of $3.0 million have been issued by MobiFon under these facilities. A second $10 million facility is repayable on demand and bears interest at the rate of the lender's U.S. dollar prime rate plus 3.05% per annum.

Český Mobil

The cash requirements of Český Mobil through December 31, 2003 have been met primarily by shareholder contributions of $374.9 million, by borrowings under their senior secured syndicated credit facility entered into on July 19, 2000 of $587.2 million and financing under supply contracts which, using December 31, 2003 exchange rates, amount to $19.7 million.

The syndicated credit facility is composed of two tranches. Tranche A is in the form of a committed revolving credit facility converting on January 19, 2004 to a term loan of up to €269.1 million and Koruna 3.8 billion, [totalling $486.6 million] currently carrying interest at a rate of EURIBOR plus 1.25% for Euro drawings and PRIBOR plus 1.25% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility starting June 2004 until final maturity in December 2008.

Tranche B consists of a term loan of up to €26.6 million and Koruna 1.7 billion, [totaling $100.6 million] carrying interest at EURIBOR plus 1.50% for Euro drawings and PRIBOR plus 1.50% for Koruna drawings, reimbursable by installments starting in December 2008 until final maturity in December 2009. The facility was fully drawn at December 31, 2003. An affiliate of a significant shareholder of ours and of TIW Czech is participating in the lending syndicate facility.

Depending on certain financial ratios, the margin on Tranche A is between 1.75% and 0.75% and the margin on Tranche B is between 2.25% and 1.0%.

The facility is collateralized by a pledge of TIW Czech's shares in Český Mobil and of substantially all of the assets of Český Mobil. As a result, the majority of the net assets of Český Mobil are restricted from distribution to us, unless waivers are obtained.

Český Mobil entered into interest rate and currency swaps arrangements pursuant to which €186.3 million [$235.4 million] of the Euro based borrowings as at December 31, 2003 are effectively Koruna based and, together with an additional 3.7 billion Koruna [$145.5 million] have effective fixed interest rates ranging from 4.39% to 9.01% for maturities extending to September 2007. Swaps have also been entered into on €71.8 million [$90.7 million] drawn which has the effect of fixing the Euro to Koruna conversion rate on the interest payments and changing the referenced interest rate from EURIBOR to PRIBOR. Interest on this €71.8 million draw has also been capped through the use of option agreements which are detailed as follows: €21.5 million [$27.2 million] and a further 287.6 million Koruna [$11.2 million] are subject to interest rate option agreements, which provide that the PRIBOR component of the interest rate on these borrowings will not exceed 8.61%, until November, 2005; €50.3 million [$63.5 million] and 701.2 million Koruna [$27.3 million] are subject to interest rate option agreements which provide that the interest rate on these borrowings will not exceed 9.99%, until November, 2005. Český Mobil also entered into a 12-month Euro to Koruna cross currency forward purchase arrangement for €60 million [$75.8 million] on May 11, 2003. Český Mobil has also purchased a currency call option to hedge currency risk on the principal of an additional €10 million [$12.6 million] of Euro denominated debt. The effective weighted average interest rate on this credit facility is 5.9% at December 31, 2003 [7.0% in 2002].

Český Mobil used the funds drawn under its senior secured syndicated credit facility to finance the construction, operation, working capital, debt service and related requirements of its GSM network in the Czech Republic including the repayment of amounts financed under supply contracts with Siemens and Ericsson.

We believe that the risk of non-performance by counter-parties to the swap, cross currency forward and option agreements in MobiFon and Český Mobil is low, as the agreements have been concluded with large, credit worthy financial institutions.

FUTURE CAPITAL REQUIREMENTS

We expect to have future capital requirements, particularly in relation to the expansion and the addition of capacity to our cellular networks and for the servicing of debt. We may also have additional capital requirements should we decide to acquire third generation mobile communication licenses in Romania and the Czech Republic. We intend to finance future capital requirements mainly from cash flow from operating activities, cash and cash equivalents and short-term investments on hand and through externally generated funds such as the disposition of assets and the sale of debt and equity securities.

Debt at the corporate level consists of MobiFon Holdings' 12.5% Senior Notes. Interest on the notes began on January 31, 2004 and is payable in cash semi-annually in arrears on each January 31, and July 31. We expect to service the 12.5% Senior Notes from the cash flows of operations of MobiFon. In order to have access to these cash flows, MobiFon will have to make distributions of which a significant portion will be paid to minority shareholders.

MobiFon's future capital requirements will include debt repayment and network expansion, both of which are expected to be financed by cash flows from operations. As at December 31, 2003, MobiFon had purchase commitments of approximately $15.2 million. MobiFon's future capital requirements will also likely include disbursements in connection with the potential acquisitions of a UMTS license. The Romanian government has announced its intention to award four third-generation mobile communications licenses of which at least one shall be the UMTS standard, for a price of $35 million each, payable over a period of five years. Should we acquire a UMTS license, the initial payment for the license will be $10.5 million and would be financed by MobiFon's cash on hand. In the past three years at MobiFon, cash capital expenditures have averaged of $111.1 million annually ($107.7 million, $100.3 million and $125.3 million in each of the years 2003, 2002 and 2001, respectively) and we expect future capital requirements for such purposes to be commensurate with these amounts. Should we acquire a UMTS license, we expect some incremental capital expenditures for the initial build-out of a UMTS network.

As of December 31, 2003, MobiFon is also committed to a frame leasing agreement with a national power supplier for shorter of 17 years or the end of the GSM license period, commencing in 2003, whereby the power supplier agreed to lease out two fiber optic strands over high voltage poles and technical space to MobiFon, and MobiFon agreed to lease out communication capacity to the power supplier over a portion of the capacity of the enabled fiber. The lease payments and receipts, which individually are estimated to reach $5 million per annum by the end of the contract, are expected to offset one another such that minimal cash payments, if any, will be made by either party. The estimated cost to MobiFon to enable the entire leased fiber to be utilized is $8.5 million, of which $1.7 million was incurred during 2003 and $3.4 million in 2002.

Český Mobil's capital requirements will include the expansion of its cellular network. These requirements are also expected to be financed by cash flows from operations. As at December 31, 2003, Český Mobil had purchase commitments of approximately $7.1 million with network equipment and systems support providers. Český Mobil's competitors both have a UMTS license for which they each paid an amount of approximately 3.9 billion [$142.9 million] and 3.5 billion [$131.0 million] Korunas, respectively. Should Český Mobil acquire such a license, we anticipate it will be financed by way of either shareholder subscriptions or additional debt financing. As Český Mobil rapidly increased its subscriber base and improved utilization of its network, its capital expenditures have decreased from $109.2 million in 2001 to $106.6 million in 2002 and $69.7 million in 2003.

As our network now covers substantially all of the Czech and Romanian populations, we expect both Český Mobil and MobiFon future investments in network infrastructure to primarily be a function of their requirements for increased capacity. Our cash commitments as at December 31, 2003, excluding interest, in millions of dollars, are set forth in the following table.

	Operating Leases	Long-term Debt	Capital Lease	Purchase Commitments	Total
	$	$	$	$	$
2004	23.6	49.0	12.7	22.3	107.6
2005	18.2	120.4	—	—	138.6
2006	18.1	159.8	—	—	177.9
2007	16.9	216.1	—	—	233.0
2008	14.0	241.3	—	—	255.3
Thereafter	—	320.6	—	—	320.6
Total	90.8	1,107.2	12.7	22.3	1,233.0

Not included in the above are annual line lease payments and annual microwave lease payments of approximately $5.8 million and $2.9 million, respectively, the contracts for which can be terminated, subject to a 6 month lease payment penalty. In addition, our operating subsidiaries are committed to pay minimum annual spectrum fees of approximately $19 million.

On January 30, 2004, MobiFon sold its option to buy the properties which are currently the subject of a sale and leaseback financing and accounted for as a $12.7 million capital lease. In addition, MobiFon concluded an operating lease agreement for these properties with total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement becomes effective July 4, 2004 and MobiFon has the option to prolong the lease for another 6 years.

In the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, holders of 15.5% of the shares of MobiFon may require us or TIW, at TIW's option, to make an offer to acquire such minority shareholder's unencumbered shares of MobiFon. One of such shareholders has a common significant shareholder with TIW and TIW Czech N.V. The purchase price of such shares will be their fair market value as determined by an independent evaluator and shall be payable in cash or, at TIW's option, shares of TIW.

Under the terms of an unanimous shareholders' agreement for TIW Czech, the shareholders of that company set a horizon of five years from their initial investment to seek liquidity. Accordingly, the contractual arrangements contemplated a potential initial public offering, possibly with a secondary portion, of either TIW Czech or ClearWave within five years. If such an offering cannot be achieved within that time frame, and unless TIW Czech investors holding 80% of the equity decide otherwise, at any time after December 3, 2004 the TIW Czech shareholders shall initiate an orderly sale process. In that event TIW Czech must use best efforts to seek a buyer for its assets or shares as a going concern in a timely fashion. We have the exclusive right to make a preemptive offer and acquire all the shares of TIW Czech not already owned by us if a majority of the other shareholders accept such offer or any subsequent third party offer that is on less favourable terms. We also have rights of first refusal on any sale of TIW Czech shares to third parties.

We are a holding company with no material business operations, sources of income or operating assets of our own other than the shares of our subsidiaries and operating companies. Our cash flow and, consequently, our ability to meet our debt service obligations, is dependent upon the payment of funds by our subsidiaries in the form of loans, dividends, advances or otherwise. Under certain of our long-term debt agreements, we are subject to certain financial and negative covenants, including restrictions on our ability to incur indebtedness, pay dividends, make certain other payments, create liens, sell assets and engage in mergers. Restrictions also exist on the ability of our operating subsidiaries to transfer funds in the form of dividends, loans or otherwise.

EXCHANGE RATES

We report our financial statements in U.S. dollars. We operate in different currency jurisdictions and virtually all of our revenues and a substantial portion of our operating expenses are in currencies other than our reporting currency. As a result, we are exposed to exchange rate risk. Any significant change in the relevant exchange rates, whether of a short-term nature or a steady long-term change in relative valuation, could have a material effect on our financial statements. In Romania, significant devaluation relative to the U.S. dollar has occurred in the past and may occur again in the future. In addition, we experience fluctuations in our results of operations solely as a result of exchange rate fluctuations. Where possible, we adjust our tariffs for the effects of inflation, one of the factors affecting relative exchange rates. However, we may be unable, due to regulatory restrictions and market conditions, to adjust our local tariffs in response to changes in the exchange rates relative to our reporting currency and may therefore be unable to protect ourselves from exchange rate fluctuations.

As of December 31, 2003, the cumulative inflation in Romania for the last three years was below 100%, and consequently Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates, and the U.S. dollar has been determined to continue to be its functional currency.

At the corporate level, we may elect to enter hedging arrangements from time to time in the future and have currently entered into a forward contract to hedge a January 2004 acquisition of 3.62% of Český Mobil for €22.0 million. We do not have a policy to systematically hedge against foreign currency fluctuations. At the operating company level, we seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, where possible, assets and liabilities. In some cases, we may borrow in U.S. dollars or Euro because it is either advantageous for the operating companies to incur debt obligations in such currency or because such currency denominated borrowings are the only funding source available to the operating company at the time. As previously described, Český Mobil has hedged a portion of its variable rate debt by entering into interest rate and cross currency swaps [See "Sources of financing – Český Mobil"]. Český has also entered into a cross currency forward purchase arrangement and a currency call option to hedge currency risk on certain Euro denominated debt.

INFLATION

Inflation has not been a material factor affecting our continuing business to date. Although system equipment costs may increase over time as a result of inflation, we expect that the cost of subscriber equipment will decrease over time as volume increases, although there can be no assurance that this will be the case. General operating expenses such as salaries, employee benefits and lease costs are, however, subject to normal inflationary or deflationary pressures.

In Romania the effects of inflation may become significant to our operations. Where permitted, and subject to competitive pressures, we intend to increase our tariffs to account for the effects of inflation. However, in those jurisdictions where tariff rates are regulated or specified in the license we may not be able to mitigate the impact of inflation on our operations.

REGULATORY ENVIRONMENT

MobiFon and Český Mobil hold one of three licenses issued to provide nationwide GSM-based cellular telecommunications services in their respective countries. Our operational subsidiaries are committed to pay minimum annual spectrum fees of approximately $19.0 million. Starting in 2003, the new Romanian regulatory act provides for other fees based on a percentage of revenue and on other basis that have yet to be determined. The conditions to the various license agreements require our operational subsidiaries to substantially meet the deployment plans set out in their license agreement and, in certain instances, to provide a specified level of services in their respective coverage areas. Our future performance may be affected by factors such as political changes including government actions relating to its licenses, changes in technology and competition.

We operate in regulated industries and in the normal course of business, our operational subsidiaries' actions are subjected to scrutiny by various regulatory agencies, which, from time to time, will initiate administrative proceedings against us for alleged breaches to different regulations including arrangements for interconnection fees. We believe that the ultimate outcome of any such proceedings currently in progress will not be materially adverse to us.